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For Immediate Release

Sun Pharma Announces U.S. FTC Clearance for Taro Tender Offer

Mumbai, India: August 13, 2008: Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUN PHARMA, BSE: 524715) today announced that on August 13, 2008, the U.S. Federal Trade Commission (FTC) granted early termination of the antitrust waiting period under the Hart-Scott-Rodino Act (HSR) for the previously announced Tender Offer by Alkaloida Chemical Company Exclusive Group Ltd. (Alkaloida), a subsidiary of Sun Pharma, for all outstanding Ordinary Shares of Taro Pharmaceutical Industries Ltd. (Taro).   Clearance under HSR meets one of the conditions to the Tender Offer.   The Offer is scheduled to expire at 5:00 p.m., New York City time, on Tuesday, September 2, 2008 unless extended.

The Offer was commenced on June 30, 2008 in order to comply with the terms of the Option Agreement between Alkaloida and the controlling shareholders of Taro.  The complete terms and conditions are set out in the Offer to Purchase, which is filed with the U.S. Securities and Exchange Commission.  Taro shareholders may obtain copies of all of the offering documents, including the Offer to Purchase, free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the offer, at 105 Madison Avenue, New York, New York 10016, (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885, Email: tenderoffer@mackenziepartners.com.

Greenhill & Co., LLC is acting as the Dealer Manager for the Tender Offer and MacKenzie is acting as the Information Agent for the Tender Offer.

About Sun Pharmaceutical Industries Ltd.
Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) is an international, integrated, speciality pharmaceutical company.  It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, U.S. and several other markets across the world.  In India, the company is a leader in niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology, and orthopedics.  The company has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about the company can be found at www.sunpharma.com.

Contacts
Uday Baldota		Mira Desai
Tel	+91 22 6645 5645, Xtn 605	Tel	+91 22 6645 5645, Xtn 606
Tel Direct	+91 22 66455605	Tel Direct	+91 22 66455606
Mobile	+91 98670 10529	Mobile	+91 98219 23797
E mail	uday.baldota@sunpharma.com	E mail	mira.desai@sunpharma.com

Brunswick Group for Sun Pharma		MacKenzie Partners
Nina Devlin / Erin Becker		Robert Marese
+1 212 333 3810		+1 212 929 5500

Arad Communications for Sun Pharma		Greenhill
Gali Dahan		Ashish Contractor
+972 3 7693320		+1 212 389 1537

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